September 12, 2014

Filed via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D. C. 20549

Attention: Ms. Kate Tillan

Accounting Branch Chief

Re:

Ecosphere Technologies, Inc. (the “Company”)

Form 10-K for the fiscal year ended December 31, 2013

Filed March 17, 2014

File No. 000-25663

Dear Ms. Tillan:

This letter is in response to the comment of the U.S. Securities and Exchange Commission dated August 29, 2014, with respect to the above-referenced filing. Our response follows the text of the comment for your convenience.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 8.  Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.

We note that neither Management’s Report on Internal Control Over Financial Reporting presented on page 39 nor the Report of Independent Registered Public Accounting Firm identify the version of the Committee of Sponsoring Organizations of the Treadway Commission’s Internal Control - Integrated Framework that was used to perform your assessment - i.e., whether the 1992 Framework or Updated Framework issued in 2013 was used.  Please amend the filing to include reports that identify the version of the COSO Integrated Framework you and your auditor used in the assessment.  Otherwise, tell us how management’s report complies with Item 308(a)(2) of Regulation S K and how the auditor’s report complies with paragraphs 167(l) and (m) of PCAOB Auditing Standard No. 2.

U.S. Securities and Exchange Commission

September 12, 2014

Response: On September 12, 2014, the Company filed an Amendment to its Form 10-K to identify the framework that the Company and its auditor used in the assessment of the Company’s internal controls. See pages 1 and F-2.

We acknowledge that:

•

the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require any further information, please do not hesitate to contact us.

Sincerely,

/s/ David D. Brooks, CPA, CVA

David D. Brooks,

Chief Financial Officer

cc:

Michael Harris, Esq.

       Nason, Yeager, Gerson, White & Lioce, P.A.